Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 22nd, 2015

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company's offices, at 20 Freiman Street, Rishon LeZion, Israel on October 22nd, 2015 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, and to elect Yuval Viner and Ziv Dekel to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an amended Company Compensation Policy, as described in the Proxy Statement.

3.	To approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2015; (b) the grant of options to purchase 20,000 of the Company’s Ordinary Shares; and (c) an increase in salary, as described in the Proxy Statement.

4.	To approve for the Company's President: (a) a bonus plan for 2015; and (b) the grant of options to purchase 20,000 of the Company's Ordinary Shares.

5.	To approve a change in the severance pay arrangement for the Company's members of management, as described in the Proxy Statement.

6.	To approve for the Company's Active Chairman: (a) an annual compensation; and (b) the one-time grant of options to purchase 17,000 of the Company's Ordinary Shares.

7.	To approve for the Company's non-employee directors (excluding External Directors and Active Chairman): (a) payment of compensation in cash; and (b) the grant of options to purchase 5,000 of the Company's Ordinary Shares.

8.	To ratify and approve indemnification and exemption arrangements in favor of the Company's directors and officers, as described in the Proxy Statement.

9.	To ratify and approve liability insurance covering the Company's directors and officers, as described in the Proxy Statement.

10.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2015; and for such additional period until the next annual general meeting of shareholders.

11.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2014.

The Board of Directors has fixed the close of business on September 14th, 2015 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 6, 7, 8, 9, and 10 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2, 3, 4, and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2014 described in Proposal 11 does not involve a vote of our shareholders.

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Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yosi Lahad

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 22nd, 2015

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on October 22nd, 2015 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To re-electYosi Lahad, Odelia Levanon, Avidan Zelicovsky, and to elect Yuval Viner and Ziv Dekel to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an amended Company Compensation Policy, as described in the Proxy Statement.

3.	To approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2015; (b) the grant of options to purchase 20,000 of the Company’s Ordinary Shares; and (c) an increase in salary, as described in the Proxy Statement.

4.	To approve for the Company's President: (a) a bonus plan for 2015; and (b) the grant of options to purchase 20,000 of the Company's Ordinary Shares.

5.	To approve a change in the severance pay arrangement for the Company's members of management, as described in the Proxy Statement.

6.	To approve for the Company's Active Chairman: (a) an annual compensation; and (b) the grant of options to purchase 17,000 of the Company's Ordinary Shares to the Company's Active Chairman.

7.	To approve for the Company's non-employee directors (excluding External Directors and Active Chairman): (a) certain changes in the compensation; and (b) the grant of options to purchase 5,000 of the Company's Ordinary Shares.

8.	To ratify and approve indemnification and exemption arrangements in favor of the Company's directors and officers, as described in the Proxy Statement.

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9.	To ratify and approve liability insurance covering the Company's directors and officers, as described in the Proxy Statement.

10.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2015; and for such additional period until the next annual general meeting of shareholders.

11.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2014.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about September 17th, 2015. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 14th, 2015 are entitled to notice of and to vote at the Meeting. The Company had 2,080,317 Ordinary Shares issued and outstanding on August 31st, 2015. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

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Votes Required.

Proposals 1, 6, 7, 8, 9, and 10 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2, 3, 4, and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2014 described in Proposal 11 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

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The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yosi Lahad

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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I.	PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

The following table sets forth, as of August 31st, 2015, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,080,317 shares outstanding as of August 31st, 2015.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares(1)	Total Shares	Percent
YA Global Master SPV, Ltd(2)	165,000	-	165,000	7.93%
Bellite Pty Limited.(3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	116,286	28,847	145,133	6.88%
Novel Infrastructures Ltd.(4) c/o Ocra (Mauritius) Limited, level 2 Maxcity Building, Remy Ollier street Port Louis, Mauritius	128,147	-	128,147	6.16%
D.D. Goldstein Properties and Investments Ltd.(5) 4 Hashalom Road, Tel Aviv, Israel	127,200	-	127,200	6.11%
Dimex Systems (1988) Ltd.(6) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	77,137	32,165	109,302	5.17%

(1)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this Proxy Statement.

(2)	Shares are held jointly by YA Global Master SPV, Ltd. (“YA Global”), a Cayman Islands exempted company, its indirect subsidiary, YA Global II SPV, LLC (“YA II”), Yorkville Advisors Global, LP (“Yorkville IM”), a Delaware limited partnership and the investment manager to YA Global, Yorkville Advisors Global, LLC (“Yorkville GP”), a Delaware limited liability company and the general partner to Yorkville IM, and Matt Beckman, the Co-Portfolio Manager of Yorkville IM and Yorkville GP.

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(3)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(4)	Mr. Pa Ning Wong and Ms. Rachel Troublaiewitch are the shareholders of Novel Infrastructures Ltd. and have shared voting and dispositive power with respect to the shares held by Novel Infrastructures Ltd.

(5)	To the Company's knowledge, Mr. Dov Goldstein is the beneficial owner of the shares held by D. D. Goldstein Properties and Investments Ltd.

(6)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders during or with respect to the year ended December 31, 2014.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, cellphone and social benefits paid to or earned by each listed executive during the year ended December 31, 2014.

Name	Position	Salary Cost	Bonus	Value of Equity Awards	Other Compensation*	Total
Yuval Viner	CEO	$203,000	-	$31,865	$9,038	$243,903
Avidan Zelicovsky	President	$216,509	-	$34,515	$10,793	$261,817
Eyal Cohen	CFO	$174,853	-	$21,615	$7,177	$203,645
Uzi Parizat	VP Sales & Marketing, RFID and Mobile Division	$161,082	$18,557	-	$13,600	$193,239

* Includes mainly car and cellphone expenses.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to elect Yuval Viner and Ziv Dekel and to re-elect Yosi Lahad, Avidan Zelicovsky and Odelia Levanon to serve on the Board of Directors.

These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Yosi Lahad, Odelia Levanon and Ziv Dekel are independent directors in accordance with NASDAQ Listing Rules.

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Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two external directors) shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven.

The Israeli Companies Law, 5759 – 1999, or the “Companies Law” provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The five nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yosi Lahad (1)	59	Chairman of the Board of Directors
Mr. Yuval Viner (2)	52	Director
Mr. Avidan Zelicovsky (3)	45	Director
Ms. Odelia Levanon (4)	52	Director
Mr. Ziv Dekel	51	Director

(1) Mr. Yosi Lahad holds 2,259 Ordinary Shares of the Company, which were issued to him as director fees, and options to purchase 350 of the Company's Ordinary Shares, which he received upon his appointment as a director.

(2) Mr. Yuval Viner holds 19,127 Ordinary Shares of the Company, of which 16,288 were issued pursuant to a private investment consummated on June 2015, and options to purchase 47,470 of the Company's Ordinary Shares, which he received as an officer.

(3) Mr. Zelicovsky holds 18,999 Ordinary Shares of the Company, of which 14,660 were issued pursuant to a private investment consummated on June 2015. He also holds 49,770 options to purchase Company’s Ordinary Shares, which he received as an officer.

(4) Ms. Odelia Levanon holds 349 of the Company's Ordinary Shares, which she received as a director fees and options to purchase 350 of the Company's Ordinary Shares, which she received as a director.

Mr. Yosi Lahad has joined our Board of Directors on April 13, 2014 and was appointed Active Chairman in January 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman eight startup companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services for global companies in a variety of industries including communications, IT, energy, water, Home Land Security & robotics. Mr. Lahad serves as an active chairman or Board member of JPI Group China, a leading strategic planning firm for companies entering the Chinese market; UPO, a provider for innovative analytics of information over Internet; and VPlan, a provider of automated self-service over Internet using Natural Language Processing. Yosi served as CEO in FiberZone, a provider of automated Fiber connectivity from 2009 to 2011. Yosi was CEO and active chairman of Octalica, a provider of Home Networking, from 2005 to 2007, and CEO of Avantry Networks, that delivered wireless networking to global telecom and data providers, from 2000 to 2004. Mr. Lahad has been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the Hertzliya Interdisciplinary Center and at Tel-Aviv University from 2005. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from University of Texas (UTA) and an MBA from Tel Aviv University.

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Mr. Yuval Viner has joined our Board of Directors on June 29, 2015. Mr. Viner has been serving as the Company's CEO since 2009, and prior to that, since March 2008, as the Company's Head of RFID and Mobile Solutions division. Mr. Viner joined the Company in connection with its acquisition of the assets of Dimex Systems Ltd. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky has joined our Board of Directors on November 16, 2014. Mr. Zelicovsky was appointed as the Company's acting president in October 20, 2009 and as president on March 17, 2010. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the Head of Supply Chain Solutions division. Mr. Zelicovsky first joined the Company’s subsidiary BOS-Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from Bar-Ilan University.

Ms. Odelia Levanon has joined our Board of Directors on November 16, 2014. Ms. Levanon serves as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has served as a member of the Board of You – loyalty club from 2008 to 2012. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

Mr. Ziv Dekel has joined our Board of Directors on June 29, 2015. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor's CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

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Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2014:

	Salaries, Directors' fees, Service fees, Commissions and Bonus (1)	Pension, Retirement and Similar benefits
All directors and officers as a group (then 10 persons)	$822,100	$102,000

1 Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, who was the Company’s Chairman during 2014, is (indirectly) a controlling shareholder. Also includes consulting and other fees paid to Telegraph Hill Capital Fund I, LLC, of which Mr. Gutierrez Roy, who was a Company director in 2014, may be deemed to have shared voting and dispositive power. Such remuneration includes stock and options based compensation in the amount of $282,000. Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect Yuval Viner and Ziv Dekel and to re-elect Yosi Lahad, Avidan Zelicovsky and Odelia Levanon to serve on the Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	COMPENSATION POLICY

The Company's shareholders adopted on November 7, 2013 a compensation policy for the employment terms of officers and directors of the Company, which is referred to herein as the “Compensation Policy”. In accordance with the Companies Law, the Compensation Policy is to be reviewed and re-approved at least once every three years.

In view of compensation plans the Company wishes to adopt for its directors and managers, as more fully described in this Proxy Statement, the Company's Compensation Committee and Board of Directors, reviewed the current Compensation Policy and approved certain amendments to the Policy as follows:

●	An officer may be entitled to receive severance pay even in the event of voluntary resignation;

●	Bonus plan to officers shall take into account the profit level of the Company as a group, and may also, but is not required to, take into account the profit level of the respective applicable division.

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The Compensation Committee and Board of Directors believe that the Amended Compensation Policy is aligned with the Company's goals, business plan and long term policy and creates appropriate incentives for the Company’s officers, considering the Company's size, scope of operations and risk management policy.

 The suggested amendments to the Compensation Policy are presented in the form of a marked Amended Compensation Policy attached as Exhibit A to this Proxy Statement. Pursuant to the Companies Law, approval of the Amended Compensation Policy by the shareholders requires a special majority as described below.

Following approval by the Company's Compensation committee and Board of Directors, at the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve and adopt the Amended Compensation Policy for the Company's directors and officers, in the form attached hereto as Exhibit A.”

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

3.	2015 COMPENSATION PLAN OF THE CHIEF EXECUTIVE OFFICER

Shareholders are asked to approve a compensation plan for the Company’s Chief Executive Officer, Yuval Viner, for the fiscal year 2015. The Compensation Plan is comprised of a salary increase, a bonus plan and a grant of options, and was approved by the Compensation Committee and the Board of Directors.

With respect to the bonus plan: the Board of Directors believes that structuring the bonus plan on the basis of a combination of the following measurements and targets is most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per each target for the Chief Executive Officer:

Measurement	Target that entitles a Bonus	Bonus payable upon Achievement

Company's forecast	Net GAAP profit in year 2015 and at least $250,000 NON GAAP profit (after bonus)	$10,000
Budget target (includes a possible M&A in RFID and Mobile)	$360,000 net GAAP profit in year 2015	$10,000

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As provided in our Compensation Policy, the total annual bonus for the Chief Executive Officer is capped at five (5) monthly salaries. Also, the bonus is payable only if the annual audited consolidated financial statements of the Company reflect net profit on a GAAP basis (after taking into account all of the executive officers' bonuses), except that in special circumstances the Board may grant a bonus even if there was no net profit, provided such bonus is capped at a one monthly salary. The Board of Directors may reduce any bonus payable to the Chief Executive Officer by up to 20%, at the Board’s discretion.

Under his existing employment agreement, Mr. Viner is entitled to a gross monthly base salary of NIS 42,131 (approximately $10,800) linked to the CPI, plus customary benefits which include, among others, managers' insurance, education fund, car expenses and long-term disability insurance.

The Compensation Committee and Board of Directors have determined that the compensation of the Chief Executive Officer should be aligned with the compensation of the Company's President, and therefore approved a gradual three-year increase in the Chief Executive Officer's salary to the following amounts, each of which shall be linked to the CPI as of December 2014.

●	NIS 42,911 (approximately $11,000) commencing January 2016;

●	NIS 43,692 (approximately $11,200) commencing January 2017;

●	NIS 44,472 (approximately $11,400) commencing January 2018.

The proposed compensation plan for the Chief Executive Officer described above generally complies with the Company's current Compensation Policy, except that the bonus plan takes into account the profit level of the Company as a group only and not of the respective applicable division. The proposed compensation plan complies with the Amended Compensation Policy described in proposal 2 above.

In addition to the bonus plan and the salary increase, the Shareholders are asked to approve a grant to the Chief Executive Officer of options to purchase 20,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: $2.96, which is the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the grant by the Board of Directors.
●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company's Board of Directors.
●	The options shall expire on the fifth anniversary of their date of grant.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Chief Executive Officer described above.

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At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the bonus plan for the Chief Executive Officer for fiscal year 2015, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the Chief Executive Officer of options to purchase 20,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement”; and further

“RESOLVED, to approve the gradual increase in the Chief Executive Officer's salary, from NIS 42,131 (approximately $10,800) to NIS 44,472 (approximately $11,400) in accordance with the terms described in this Proxy Statement”.

Vote Required

Under the Israeli Companies Law, the approval of the above resolutions requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

4.	2015 COMPENSATION PLAN OF THE PRESIDENT

Shareholders are asked to approve a compensation plan for the Company’s President, Mr. Avidan Zelicovsky, who is also a director of the Company, for the fiscal year 2015. The compensation plan is comprised of a bonus plan and a grant of options, and was approved by the Compensation Committee and the Board of Directors.

With respect to the bonus plan, the Board believes that structuring the bonus plan on the basis of a combination of the following measurements and targets is most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per target for the President:

Measurement	Target that entitles a Bonus	Bonus payable upon Achievement

Company's forecast	Net GAAP profit in year 2015 and at least $250,000 NON GAAP profit (after bonus)	$10,000
Budget target (includes a possible M&A in RFID and Mobile)	$360,000 net GAAP profit in year 2015	$10,000

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As provided in our Compensation Policy, the total annual bonus for the President is capped at five (5) monthly salaries, under the Compensation Policy. Also, the bonus is payable only if the annual audited consolidated financial statements of the Company reflect net profit on a GAAP basis (after taking into account all of the executive officers' bonuses), except that in special circumstances the Board of Directors may grant a bonus even if there was no net profit, provided such bonus is capped at a one monthly salary. The Board of Directors may reduce any bonus payable to the Chief Executive Officer by up to 20%, at the Board of Directors’ discretion.

Under his existing employment agreement, Mr. Zelicovsky is entitled to a gross monthly base salary of NIS 44,472 (approximately $11,400) linked to the CPI as of December 2014, plus customary benefits which include, among others, managers' insurance, education fund, car expenses and long-term disability insurance.

The proposed compensation plan for the President described above generally complies with the current Compensation Policy, except that the bonus plan takes into account the profit level of the Company as a group only and not of the respective applicable division. The proposed compensation plan complies with the Amended Compensation Policy described in proposal 2 above.

In addition to the bonus plan, the Shareholders are asked to approve a grant to the President of options to purchase 20,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: $2.96, which is the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the grant by the Board of Directors.
●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company's Board of Directors.
●	The options shall expire on the fifth anniversary of their date of grant.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the President described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the bonus plan for the President for fiscal year 2015, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the President of options to purchase 20,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement”.

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Vote Required

Under the Israeli Companies Law, the approval of the above resolutions requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

5.	SEVERANCE PAYMENTS TO MEMBERS OF MANAGEMENT

Shareholders are asked to approve a change in the severance arrangement of the three members of the Company's management, the Chief Executive Officer (Mr. Viner), the President (Mr. Zelicovsky) and the Chief Financial Officer (Mr. Cohen), such that following the change, each of them will be entitled to severance pay based on the last monthly salary, multiplied by the years of employment, even if he voluntarily resigns. The change, to apply only commencing January 2018, will result in a one-time expense in an amount of $38,569 to be recorded on the Company's financial statements for the fiscal year 2018.

According to the Israeli Severance Payment Law, 1963 each employee working more than one year is entitled to severance compensation in case of termination of his employment by the employer, calculated by multiplying the last monthly salary of the employee by the number of working years.

In order to comply with this requirement, the Company makes monthly contributions based on the then current salary of the employee towards severance pay of its employees. In the event of increases throughout the years in the applicable employee's salary, then upon termination, the Company will be required to supplement these ongoing contributions in order to reach a severance amount based on the last monthly salary, as described above.

Section 14 of the Israeli Severance Payment Law, provides for an alternative severance pay mechanism. In general, an employee subject to Section 14, will be entitled to severance pay even if he or she resigns voluntarily, as opposed to only if the employee was terminated by the Company. However, the severance pay will amount only to the contributions made by the Company towards severance pay throughout the employee's term of employment, and would not need to be supplemented even if the salary was increased (to reflect a calculation based on the last month salary).

The proposed change in the severance arrangement will provide each of the three officers listed above with severance pay based on the last monthly salary multiplied by the years of employment, even if he voluntarily resigns.

The proposed change to the severance arrangement deviates from the current Compensation Policy and is therefore brought to the approval of the shareholders, requiring a special majority as explained below. The proposed change complies with the Amended Compensation Policy described in proposal 2 above.

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At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the change in the severance arrangements for the members of management effective as of January 2018, as described in this Proxy Statement”.

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6.	2015 COMPENSATION PLAN OF THE COMPANY'S ACTIVE CHAIRMAN

Shareholders are asked to approve a compensation plan for the Company's Active Chairman, Mr. Yosi Lahad, for the fiscal year 2015. The compensation plan is comprised of an annual compensation to the Company's Active Chairman, of NIS 50,000 (approximately $12,800), to be paid in cash, commencing January 2015, and a one-time grant of 17,000 options to purchase Ordinary Shares of the Company.

The Compensation Committee and the Board of Directors approved an increased annual compensation to be paid to the Company's Active Chairman, who is actively participating in promoting the Company's business and in supporting its management. The Active Chairman will also be entitled to the same attendance fee as paid to the External Directors, of NIS 1,860 (approximately $470) for each Board meeting attended (or 60% of the attendance fee for a Board meeting held via teleconference or 50% of such fee for a meeting held without convening) linked to changes in the CPI as of December 2007.

In addition to the annual compensation, the Shareholders are asked to approve a one-time grant to the Active Chairman of options to purchase 17,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: $2.96, which is the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the grant by the Board of Directors.
●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company.
●	The options shall expire on the fifth anniversary of their date of grant.

The proposed compensation for the Active Chairman complies with the Compensation Policy and the Amended Compensation Policy.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Active Chairman described above.

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At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to approve the annual compensation for the Chairman for fiscal year 2015, as described in this Proxy Statement”; and further

“RESOLVED, to approve the one-time grant to the Active Chairman of options to purchase 17,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7.	2015 COMPENSATION PLAN OF NON-EMPLOYEE DIRECTORS (EXCLUDING EXTERNAL DIRECTORS AND ACTIVE CHAIRMAN)

Shareholders are asked to approve that non-employee members of the Board, excluding External Directors and the Active Chairman1, shall receive cash compensation equal to the amounts paid to the Company's External Directors, and also be granted 5,000 options, all as described below.

In accordance with the approval of our shareholders in January 2015, directors who are not employees (excluding the External Directors and Active Chairman) are currently entitled to receive annual compensation of NIS 26,140, (approximately $6,700) and an additional NIS 1,353 (approximately $350) for each board meeting attended (or 60% of the attendance fee for a Board meeting held via teleconference or 50% of such fee for a meeting held without convening), linked to the CPI as of October 2011.

Pursuant to the shareholders' approval in December 2012, the directors' compensation in the years 2012-2014 was paid in Ordinary Shares instead of in cash.

Following approval by the Compensation Committee and the Board of Directors, it is now proposed that commencing 2015, the compensation to the Company's non-employee directors, excluding External Directors and the Active Chairman, be paid in cash, on a quarterly basis, in an amount equal to the compensation paid to the Company's External Directors.

As a result, the non-employee directors shall be entitled to receive annual compensation of NIS 29,270, (approximately $7,500) and an additional NIS 1,860 (approximately $470) for each board meeting attended (or 60% of the attendance fee for a Board meeting held via teleconference or 50% of such fee for a meeting held without convening). Such amounts shall be linked to the CPI as of December 2007 (same as for the External Directors).

1 The compensation for our External Directors was previously set by the shareholders in the Company's Special General Meeting held on January 8, 2015. The compensation for our Active Chairman is addressed in proposal no. 6 above.

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In addition, shareholders are asked to approve a grant to the non-employee directors (except for External Directors and the Active Chairman) of 5,000 options to purchase Ordinary Shares. The options shall be granted to these directors upon their first-time election by the shareholders and, if applicable, on each third year anniversary of their service as directors of the Company, subject to their re-election at such time for an additional (fourth) term as directors. Subject to shareholder approval of this proposal, the grant of 5,000 options shall apply to directors first appointed in 2015, Ms. Odelia Levanon and Mr. Ziv Dekel.

The options shall be granted pursuant to the Company's 2003 Share Options Plan.

The terms of the proposed grant of 5,000 options to purchase Ordianry Shares are as follows:

●	Exercise price: $2.96, which is the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the grant by the Board of Directors.
●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company.
●	The options shall expire on the fifth anniversary of their date of grant.
●	Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.
●	The options are exercisable only by the director, and may not be assigned or transferred except following approval of the Company’s Audit Committee or Compensation Committee, as applicable, by will or by the laws of descent and distribution. The options shall be exercisable during the term the director holds office or within 60 days following termination of this position, with certain exceptions in the case of the death or disability.

The proposed compensation for the non-employee directors complies with the Compensation Policy and the Amended Compensation Policy.

The proposed grant of options complies with the limits on equity grants to the Company's officers and directors, as set in the Company's Compensation Policy.

Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Compensation Committee, Board of Directors and Shareholders, in that order. Our Compensation Committee and Board of Directors have approved such compensation, to apply to directors appointed to the Company's Board of Directors now and in the future.

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At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the compensation paid to the Company's non-employee directors, (excluding the External Directors and Active Chairman), be paid in cash instead of in shares, as described in this Proxy Statement”; and further

“RESOLVED, the grant of 5,000 options to the Company's non-employee directors (except External Directors and Active Chairman) as described in this Proxy Statement, be approved in all respects”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

8.	APPROVAL AND RATIFICATION OF INDEMNIFICATION AND EXEMPTION ARRANGEMENTS

The Companies Law and the Company's Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify and provide exemption to directors and officers, subject to certain conditions and limitations.

Shareholders are asked to ratify and approve the indemnification letter granted to the Company's directors and officers serving from time to time in such capacity, in the form attached as Exhibit B to this Proxy Statement, which was ratified and approved by the Company's Compensation Committee and Board of Directors.

The proposed indemnification and exemption complies with the provisions of the Company's Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the indemnification and exemption to the Company's directors and officers serving from time to time in such capacity, in the form attached as Exhibit B to this Proxy Statement, be and hereby are ratified and approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

9.	APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS

Under Israeli law, the insurance of directors is required to be approved by the Compensation Committee, Board of Directors and shareholders. The Company's Compensation Committee and Board of Directors have ratified and approved the Company’s directors’ and officers’ existing liability insurance policy, with liability coverage of $5.0 million per event and per period, at an annual premium of up to $29,000 (the “Policy”).

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The Company's Compensation Committee and Board of Directors believe that it is in the Company’s best interests of the Company to provide our directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time.

Shareholders are asked to ratify and approve the Company’s directors’ and officers’ liability insurance policy, with liability coverage of $5.0 million per event and per period, at an annual premium of $29,000. In addition, the shareholders are asked to ratify and approve any renewal and/or extension of the Policy, and the purchase of any other directors' and officers' insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is on terms substantially similar to or more favorable than those of the then effective insurance policy, and that the annual premium does not exceed an amount representing an increase of either 25% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase. The approval will apply to current directors and officers and any future directors and officers who may serve from time to time.

The proposed insurance complies with the provisions of the Company's Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the liability insurance coverage and any renewals, extensions or substitutions, in accordance with the terms described in this Proxy Statement, for the benefit of all current and future directors and officers of the Company who may serve from time to time, be and hereby is approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

10.	REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2015, and for such additional period, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

Pursuant to Section 24.2 to the Company's Articles of Association, the Auditor fees are set by the Company's Board of Directors.

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The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2013 and 2014:

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Amount	Percentage	Amount	Percentage
Audit Fees	$57,000	93%	$54,000	78%
Tax Fees (1)	$4,000	7%	$4,000	6%
All Other Fees (2)	-	-	$9,000	18%
Total	$61,000	100%	$69,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to to annual tax reports.
(2)	“Other fees” are fees for professional services other than audit or tax related fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee pre-approves audit and non-audit services to be provided to the Company by its auditors, and sets forth a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company for the year ending December 31, 2015 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

11.	REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company on Form 20-F on April 29, 2015, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Yosi Lahad

Chairman of the Board of Directors

September, 2015

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Exhibit A

Compensation Policy for Directors and Officers of BOS Better Online Solutions Ltd. (the “Company” or “BOS”)

1.	Background

Amendment No. 20 to the Israeli Companies Law was enacted on 12 December 1, 2012. This amendment mandates the adoption of a compensation policy for Executive Officers and Directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for executives.

On November 28, 2012, the Company's Board of Directors appointed a Compensation Committee.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s office holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of chief executive officer from shareholder approval.

The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.	The purpose of the document and its contents

The purpose of the document is to define the Compensation Policy for the Office Holders in BOS, and present the guiding principles for the compensation.

For purposes of this Policy, "Officers" shall mean "Office Holders" as such term is defined in the Israeli Companies Law 5759-1999, excluding, unless otherwise expressly indicated herein, BOS' directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of BOS.

3.	Compensation Objectives

●	Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

●	Improve business results and strategy implementation, and support work-plan’s goals, through a long term perspective.

●	Drive Officers to create long term economic value for the Company.

●	Create appropriate incentives taking into account, inter alia, the Company's interest in preventing excessive risk taking.

●	Create a clear correlation between an individual’s compensation and both the Company and the individual’s performance.

●	Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long term goals.

●	Create fair and reasonable incentives, considering the Company's size, characteristics and type of activity.

A-1

●	Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

●	Create a desired and suitable balance between fixed and variable pay components.

4.	Compensation Policy

4.1.	Remuneration structure and components

Compensation components under this Compensation Policy may include the following:

a.	Base Salary – a fixed monetary compensation paid monthly.

b.	Benefits and perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under any applicable law.

c.	Bonus – variable cash incentive paid annually, designed to reward officers based on both the Company’s results and achievement of individual predetermined goals.

d.	Equity based compensation – variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long term goals.

BOS's Officer’s remuneration package is tailored to best suit with the Company's characteristics and operations; and is designed to serve the Company's long term goals and balance correctly between encouraging performance and limiting unwarranted risks.

4.2.	Base salary for Officers

The base payment compensates the Officer for his/her time and effort in performing his/her tasks and reflects the officer's role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

●	Role and the business responsibilities.

●	Professional experience, education, expertise and qualifications.

●	Previous compensation paid to the officer, before joining the Company and/or for previous roles within the Company.

●

Internal comparison: (a) base salary of comparable BOS’ officers; (b) the ratio between the overall compensation of the officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

External comparison – the cap of Base Salary of each Officer shall not exceed  the average Base Salary granted to holders of similar positions in the Company's peer group. This creates a desired balance between the Company's expenses and maintaining competitiveness in the relevant labor markets. The Company's peer group includes at least 10 Companies employing with similar criteria: such as number of employees (up to twice the amount employed by BOS at a specific time), revenues (up to 3 times of revenues amount of BOS at that time), market value (up to 4 times of BOS’ market capitalization). It is recommended to include companies with the same field of business as much as possible, similar amount of employees (up to twice the amount employed by BOS at a specific time) and of a similar field of business.

A-2

When deciding on increasing an officer’s Base Salary, the following considerations shall be applied:

●	Changes to the officer’s scope of responsibilities and business challenges.

●	Officer's professional experience, education, expertise, qualifications and achievements in the Company.

●	The need to retain the officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

●	Inflation rate since the last Base Salary update.

●	The Company’s financial state.

●	Internal comparison - (a) base salary of comparable BOS’ officers; (b) the ratio between the overall compensation of the officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

External comparison - the Base Salary of each Officer shall be targeted towards the average Base Salary granted to holders of similar positions in the Company's peer group, and shall not exceed such average, creating a desired combination between balancing the Company's expenses and maintaining competitiveness in the relevant labor markets.

4.3.	Benefits and perquisites – for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company shall offer its Officers market-competitive benefit plans which may include the following:

●	Pension and savings – subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

●	Disability insurance – the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

●	Providence fund – Officers may be entitled to a providence fund provision at the expense of the Company which shall not exceed 7.5% of the monthly salary.

●	Convalescence pay - Officers are entitled to convalescence pay according to applicable law.

●	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimal number required under applicable law.

●	Sick days quota – officers are entitled to up to 18 paid sick days per annum but no less than such minimal number required under applicable law.

●	Vehicle – car leasing may be offered to Officers on top of their salaries. The Company will gross up the taxation cost.

●	Meals cost reimbursements – according to Company’s practice as shall be from time to time. Tax will be paid by the Officer.

●	Medical health insurance – according to Company’s practice.

●	Out of pocket expenses - reimbursements according to Company’s practice.

A-3

●	Severance pay - the Company's liability for severance pay to its officers shall be calculated pursuant to ~~Section 14 of~~ the Israeli Severance Pay Law, 1963, except that an officer may be entitled to receive severance pay even in the event of voluntary resignation.

4.4.	Bonus – for Officers

BOS’ incentive scheme will be based on a variable annual cash incentive, designed to reward Officers based on the achievement of predetermined Company and individual goals (the “Bonus”).

Before the beginning of each calendar year, the Company will define individual and Company measurable goals for each Officer.

The annual Bonus will be capped at 5 monthly base salaries.

The Bonus plan shall take into account the profit level of the Company as a group and may also, but is not required to, take into account the profit level ~~as well as~~ of the respective applicable ~~subsidiary~~ division.

The bonus parameters will be determined based on pre-defined measurable and quantified considerations.

Measurable criteria for the Bonus may include (but is not limited to) any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non exhaustive list):
Company	70-100%

Increase in profitability from year to year

Annual growth in revenues

Meeting the Company's budget

Increase in sales overseas

Net profit

Prevention of  significant accrual of slow inventory

Increase in product offerings by new technologies or solutions

Individual	Up to 30%	Compliance with individual milestones Promoting strategic targets Compliance with corporate governance rules Discretion of the Board

The Bonus plan will include the following stipulations:

●	Threshold – Bonus is payable only if the audited consolidated financial statements of BOS reflect net profit – U.S. GAAP (after taking into account the Officers' bonuses), except that in special circumstances the Board may grant a Bonus if there was no net profit in a given year, provided such bonus is capped at one monthly salary.

●	The Board of Directors may reduce a Bonus by up to 20% of the amount, at its sole discretion.

●	Compensation Recovery - A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later restated in the Company’s financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

A-4

●	Special bonus for outstanding achievements.

Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed the amount of 1 monthly salary of the Officer.

4.5.	Equity based compensation for Officers

BOS’ variable equity based compensation is designed to retain Officers, align Officers and shareholders' interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to officers stock options, Restricted Stock Units or any other equity based compensation (the “Options”).

The grant of the Options shall be in accordance with the Company's equity compensation policies and programs in place from time to time.

Cap on the value of the annual Options: the value (according to acceptable valuation practices at the time of grant), at the date of grant, shall not exceed the amount of the last 5 monthly salaries for each Officer per year of vesting.

General guidelines for the grant of Options:

●	The Options shall be granted from time to time and be individually determined and awarded by the Board according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

●	Outstanding Stock options granted to Officers and directors of the Company will not represent more than 10% of BOS outstanding (fully diluted) shares.

●	Vesting schedule - The Options will vest and become exercisable annually over a period of three years, in three equal portions, creating desired incentives for the Officers in a long term perspective.

●	Exercise price will be set according to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days preceding the date of grant.

●	The Options shall have a 5 years expiration period.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with applicable law.

The Board shall have discretion to determine a cap to the exercise value of the options.

4.6.	Retirement and termination of service arrangements

Advance notice

The Officer shall be entitled to an advance notice prior to termination in a period of up to three (3) months (the “Notice Period”).

During the Notice Period, the officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the officer from such obligation.

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Adaptation grant

In case of termination by the Company (except for cases of termination for Cause), an officer will be eligible for an adaptation grant (of several monthly salaries), in addition to the payment related to the advance Notice Period, as depicted in the following table:

	Up to 5 years with the Company	over 5 years with the Company
President / CEO	0	3
CFO	0	2

The adaptation grant is subject to the approval of the Compensation Committee following the CEO recommendation (or recommendation of the Chairman of the Board of Directors when dealing with the President / CEO).

4.7.	Non-Employee Directors’ Compensation

The directors of BOS shall be entitled to remuneration and refund of expenses up to the limits provided under the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The compensation for the directors (excluding external directors and members of the compensation committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

●	Payment once a year, at the end of each calendar year.

●	The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, the members of BOS's Board (including Company’s Chairman of the Board) may be granted equity based compensation which shall vest and become exercisable annually over a period of 3 years. The equity awarded shall have a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed US$ 5,000 per year of vesting, on a linear basis, with respect to each director, and US$ 25,000 per year of vesting, on a linear basis with respect to Company’s Chairman of the Board, subject to applicable law and regulations.

The Company may pay additional fees to directors who are also contracted to perform various services to the Company, including but not limited to consulting services, finder fee services, investment-banking services, business development services or other commercial services, as may be determined from time to time by the Compensation Committee, the Board of the Directors, and the shareholders of the Company.

4.8.	Insurance, Exculpation and Indemnification

All directors and Officers will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

In addition, the Company exempts and releases each director and officer from any and all liability to the Company and indemnifies its directors and officers, in each case up to the maximum extent permitted by law.

5.	Management and Control

The Board of Directors shall:

(a)	review the compensation Policy and its implementation and from time to time asses the need for updates.

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(b)	review this Policy whenever business conditions shall warrant such a review.

(c)	take into account while examining Policy and plans, inter alia, the Company’s profits and revenue, market conditions, business plan, the effect of the Policy on the performance of the Company, work-relations in the Company and any other relevant factors and circumstances.

This Policy will be submitted to shareholders approval at least once in every three years.

6.	The ratio of officers' compensation to that of other Company employees

The Company has decided that the ratio of each executive, including the President and CEO, compensation to the average and median salary of the rest of the employees (including contractor employees engaged by the Company) will not be higher than 15.

The Compensation Committee and the Board of Directors consider this ratio, taking into account the senior position of the executive officers and their scope of responsibilities, to be reasonable, fair and appropriate, and will not hinder working relations in the Company.

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Exhibit B

INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT (the "Agreement") is made as of _____________, by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of the State of Israel with offices at 20 Freiman Street, Rishon Lezion 75101 Israel (the "Company"), and _____________ ("Indemnitee").

WHEREAS, the Company desires to attract and retain Indemnitee to serve as an Office Holder in the Company and to provide Indemnitee with protection against liability and expenses incurred while acting in that capacity;

WHEREAS, the Company understands that Indemnitee has reservations about serving the Company without adequate protection against personal liability arising from such service, and that it is also of critical importance to Indemnitee that adequate provision be made for advancing costs and expenses of legal defense; and

WHEREAS, the Board of Directors and the shareholders of the Company have approved this Agreement as being in the best interests of the Company.

NOW, THEREFORE, in order to induce Indemnitee to serve or to continue to serve as an Office Holder of the Company the parties agree as follows:

1.	Contractual Indemnity.

The Company hereby agrees, subject to the limitations of Sections 2, 3, and 6 hereof, and the limitations mentioned in the Company’s Articles of Association, to indemnify Indemnitee, to the greatest extent possible under applicable law, against any liability or expense in respect of any act or omission of Indemnitee in his capacity as an Office Holder of the Company or of a company controlled, directly or indirectly, by the Company (a “Subsidiary”), or as a director or observer at Board meetings of a company not controlled by the Company but in which the appointment as a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”), including: (i) a monetary obligation imposed on Indemnitee in favor of another person by a court judgment, including a judgment given in settlement or an arbitrator's award approved by court; (ii) reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction; (iii) reasonable litigation expenses, including attorneys' fees, expended by Indemnitee or charged to Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted, or in a criminal proceeding in which Indemnitee was convicted of an offense that does not require proof of criminal intent; (iv) expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law;  and (iv) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law (collectively referred to hereinafter as "Claim").

The Company shall indemnify the Indemnitee with respect to actions or ommissions occurring during his position as an Office Holder, even if (i) occurred prior to the signing of this document or (ii) at the time of Claim Indemnitee is no longer an Office Holder.

The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Company, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

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2.	Limitations on Contractual Indemnity.

2.1	Indemnitee shall not be entitled to indemnification under Section 1, for financial obligation imposed consequent to any of the following: (i) a breach of the duty of fidelity by Indemnitee, unless the Indemnitee acted in good faith and had reasonable basis to assume that the act would not harm the Company; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly (but not where the breach was negligent only); or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee; or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee.

2.2	The Company undertakes to indemnify all Office Holders it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, in excess of the insurance proceeds received pursuant to Section 9, a total amount over the years, that shall not exceed an amount equal to US$2,500,000 (two million five hundred thousand US dollars), or such greater sum as shall, from time to time, be approved by the shareholders of the Company.

3.	Limitation of Categories of Claims. The indemnification pursuant to sub-section (i) of the first paragraph of Section 1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Board of Directors of the Company to be foreseeable at the date hereof:

3.1	The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

3.2	Occurrences including reporting obligations resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.3	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by an Office Holder in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

3.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

3.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

3.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

3.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

3.8	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

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3.9	Actions in connection with the developing, testing and manufacturing of products by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

3.10	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

3.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, that have been decided upon, whether such policies and procedures are published or not.

4.	Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable, but has no duty to advance payments in less than twenty (20) days following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company if Indemnitee is found guilty of a crime that requires criminal intent. Other advances will be repaid by Indemnitee to the Company if it is determined by the Company’s legal counsel that Indemnitee is not lawfully entitled to such indemnification.

5.	Notification and Defense of Claim. If any action, suit, proceeding or other Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

5.1	Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ his own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless (i) the Company shall not have assumed the defense of the Claim and employed counsel for such defense, or (ii) the named parties to any such action include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a material conflict of interest between Indemnitee and the Company.

5.2	The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent, and the Company shall not settle any Claim in a manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent; provided, however, that neither the Company nor Indemnitee will unreasonably withhold its consent to any proposed settlement and, provided further, that if a Claim is settled by the Indemnitee with the Company's written consent, or if there be a final judgment or decree for the plaintiff in connection with the Claim by a court of competent jurisdiction, the Company shall indemnify and hold harmless Indemnitee from and against any and all losses, costs, expenses and liabilities incurred by reason of such settlement or judgment.

5.3	Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

6.	Partial Indemnification. If Indemnitee is entitled to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties incurred by him in the investigation, defense, appeal or settlement of any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

7.	Other Indemnification. The Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts which are in excess of the amount actually paid to Indemnitee pursuant to such agreements.

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8.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	Insurance. The Company shall maintain an insurance with a reputable insurer (the “Insurer”) to insure the liability of the Indemnitee for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder of the Company, in any of the following cases:

9.1	a breach of the duty of care vis-à-vis the Company or vis-à-vis another person.

9.2	a breach of the duty of fidelity vis-à-vis the company, provided that the director acted in good faith and had reasonable basis to assume that the act would not harm the Company.

9.3	a monetary obligation imposed on him in favor of another person.

9.4	(i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$5,000,000 (five million US Dollars) (the “Insurance Policy”). The Company undertakes to maintain such insurance during the period the Indemnitee serves as a director of the Company and for a period of 7 (seven) years commencing on the day Indemnitee has ceased from serving as a director of the Company.

The Company shall give prompt written notice of any Claim to the Insurer in accordance with the procedures set forth in the Insurance Policy. The Company shall thereafter take all necessary or desirable action to cause the Insurer to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of the Insurance Policy.

10.	Exemption. The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care towards the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2.1 above and provided further that in no event shall you be exempt from any liability for damages caused as a result of a breach of your duty of care towards the Company in the event of a Distribution (as defined in the Companies Law).

11.	No Restrictions. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify the Indemnitee post factum for any amounts which the Indemnitee may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 2 and 3 above.

12.	Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. In any event, the undertakings of the Company and the categories of claims in Section 3, shall be construed as widely as permitted by law.

13.	Attorneys' Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

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14.	Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

15.	Governing Law; Binding Effect; Amendment. This Agreement shall be governed by and construed under the laws of the State of Israel. The parties agree to submit themselves to the exclusive jurisdiction of the courts in Tel-Aviv or Jerusalem. This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

B.O.S. Better Online Solutions Ltd.	Indemnitee

By:

Name:	Name:

Title:	Address:

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